February 3, 2012

Securities and Exchange Commission

Division of Corporate Finance

100 F St., N.E.

Washington, D.C. 20549

Re:	Casears Entertainment
Corporation Registration Statement on
Form S-1 (File No. 333-177985)

Dear Ladies and Gentlemen:

In connection with the proposed offering of the above-captioned securities, we wish to advise you that we, as a representative of the underwriters, hereby join with Caesars Entertainment Corporation’s (the “Company”) request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on February 6, 2012 at 4:00 p.m., New York City time, or as soon as practicable thereafter.

Pursuant to Rule 460 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, regarding the distribution of preliminary prospectuses, we hereby advise the Commission that the distribution of the Preliminary Prospectus dated February 2, 2012 (the “Preliminary Prospectus”), relating to the proposed initial public offering of the Company’s common stock commenced February 2, 2012. Approximately sixty-four (64) copies of the Preliminary Prospectus were distributed to prospective underwriters, institutional investors, dealers and others. The Preliminary Prospectus has been available on the Commission’s website since February 2, 2012.

Very truly yours,

Credit Suisse Securities (USA) LLC

By:	/s/ Kristin DeClark
Name: Kristin DeClark
Title: Director

Acting on behalf of themselves and as the representative of the several underwriters.